

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 21, 2017

Thomas D. Cestare
Chief Financial Officer
Beneficial Bancorp, Inc.
1818 Market Street
Philadelphia, PA 19103

  **Re: Beneficial Bancorp, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2016
      Filed February 27, 2017
      Form 10-Q for the Quarterly Period Ended March 31, 2017
      Filed April 27, 2017
      File No. 001-36806**

Dear Mr. Cestare:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity Risk, page 51

1. We note increases in brokered deposits as a funding source in recent periods. Please revise future filings to disclose the total amount of brokered deposits in the periods presented as well as the risks related to this increase in brokered deposits and how you manage these risks.

Item 8. Financial Statements and Supplementary Data

Note 8 – Loans, page F-25

2. In order to provide consistent presentation of credit quality metrics throughout your filings, please revise future filings to present all loan information and credit quality metrics by originated loans, acquired loans using 310-20 accounting and acquired credit impaired loans using 310-30 accounting. Further, please make sure your discussions of the loan portfolio in MD&A provide a similar consistent presentation throughout.

Allowance for Loan Losses, pages F-26 - F-27

Impaired Loans, pages F-34 – F-35

3. We note on pages F-26 –F-27 that you present the recorded investment in loans – individually evaluated for impairment and that on pages F-34 – F-35 you present a different amount of the total recorded investment in impaired loans. Please tell us how you considered the guidance in ASC 310-10-50-11C(b) and ASC 310-10-50-15(a)(3), both of which require disclosure of loans identified as impaired, and revise future filings, as necessary.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 1. Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 7. Loans, page 14

4. We note you had one shared national credit for $9.6 million that was downgraded to doubtful and changed to non-accrual status during Q1'17. Please tell us, and revise future filings, to disclose your accounting policies for shared national credits, including your charge-off policy, reserve policy, and if you rely on third parties to provide this information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-369 or me at (202) 551-3321 with any questions.

Sincerely,

/s/ David Irving

David Irving
Senior Staff Accountant
Office of Financial Services